

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235

> **Re: Southwest Airlines Co.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 6, 2024**
> **File No. 001-07259**

Dear Tammy Romo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Operating Revenues, page 68

1. We note that you provide disclosure in the third paragraph on page 3, explaining that "Business travel, while showing modest improvements over several years, remained at reduced levels throughout 2022 and 2023 compared with pre-pandemic levels, as corporate travel patterns continued to lag and evolve post-pandemic." We also see that you discuss initiatives aimed at growing the corporate travel business on page 12, and discuss some of the associated risk on page 32.

    Please expand your discussion and analysis of revenue and passenger levels as necessary to clarify the significance of this business, and to address the implications of the respective trends to comply with Item 303(a) and (b)(2) of Regulation S-K.

<u>Financial Statements</u>
<u>Note 1. Summary of Significant Accounting Policies</u>
<u>Property & Equipment, page 95</u>

2. We understand from your disclosure that you estimate the useful life of flight equipment at 25 years, and associated residual values that range from 13% to 20%

    Please explain to us how you established the useful lives and residual values of your aircraft, and describe any efforts undertaken to revisit and update these policies on a regular basis. For example, given your disclosure on page 52, that you own 736 Boeing 737 aircraft, tell us how you considered the potential effect on marketability of used aircraft that were subject to the FAA grounding discussed on page 42, to address manufacturing and safety concerns, in estimating residual values and disposal costs.

    In conjunction with your response, please submit a summary of aircraft sales over the last three years, in the form of a spreadsheet specifying the type of each aircraft and showing for each the acquisition dates and costs, your estimate of the useful lives and residual values, the useful life and residual value percentage applied, the accumulated depreciation and net book values on the disposal dates, the disposal dates and costs and proceeds received in exchange, and the net gain or loss on each transaction.

    Please provide us with an explanation for how the residual value percentage applied was correlated with the aircraft, and discuss any material variances between the residual values that had been calculated and the net of disposal costs and proceeds.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Robert Babula at 202-551-3339 or Gus Rodriguez at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation